SCHEDULE 13G

                                 (RULE 13D-102)

           Information to be Included in Statements Filed Pursuant to
                Rule 13d-1(b), (c) and (d) and Amendments Thereto
                          Filed Pursuant to Rule 13d-2.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                                 Stratasys, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   862685 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        |_| Rule 13d-1(b)

        |_| Rule 13d-1(c)

        |_| Rule 13d-1(d)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 862685 10 4                 13G                      Page 2 of 4 Pages

--------------------------------------------------------------------------------
1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

         Lisa H. Crump
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group                (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization

         United States of America
--------------------------------------------------------------------------------
                             5)       Sole Voting Power

                                      200,680
--------------------------------------------------------------------------------
Number of                    6)       Shared Voting Power
Shares
Beneficially                          0
--------------------------------------------------------------------------------
Owned by                     7)       Sole Dispositive Power
Each
Reporting                             200,680
--------------------------------------------------------------------------------
Person With                  8)       Shared Dispositive Power

                                      0
--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially Owned by Each Reporting Person

         200,680
--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares    |X|

         Excludes 223,770 shares beneficially owned by Ms. Crump's husband.
--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row (9)

         2.0%
--------------------------------------------------------------------------------
12)      Type of Reporting Person

         IN
--------------------------------------------------------------------------------
                                Page 2 of 4 Pages

ITEM 1(A)     Name of Issuer:

              Stratasys, Inc.
              ------------------------------------------------------------------

ITEM 1(B)     Address of Issuer's Principal Executive Offices:

              14950 Martin Drive, Eden Prairie, Minnesota 55344
              ------------------------------------------------------------------

ITEM 2(A)     Name of Person Filing:

              Lisa H. Crump
              ------------------------------------------------------------------

ITEM 2(B)     Address of Principal Business Office or, if None, Residence:

              14950 Martin Drive, Eden Prairie, Minnesota 55344
              ------------------------------------------------------------------

ITEM 2(C)     Citizenship:

              United States
              ------------------------------------------------------------------

ITEM 2(D)     Title of Class of Securities:

              Common stock, par value $0.01 per share
              ------------------------------------------------------------------

ITEM 2(E)     CUSIP Number:

              862685 10 4
              ------------------------------------------------------------------

ITEM 3.  Not applicable.


ITEM 4.  OWNERSHIP.

         (a) Ms. Crump beneficially owns directly 200,680 shares of the Issuer's common stock. These shares are owned of record by Ms. Crump and are shares for which she has sole voting and dispositive power. Ms. Crump disclaims beneficial ownership of 223,770 shares of common stock beneficially owned by her husband, S. Scott Crump, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 13 or for any purpose.

         (b) At the date of this statement, Ms. Crump may be deemed to own approximately 2.0% of the Issuer's total common stock outstanding.

         (c)      Reference is made to Numbers 5-8 of the Cover Sheet.


                                Page 3 of 4 Pages

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.      CERTIFICATION.

              Not applicable.


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 17, 2004
                                      -----------------------------------------
                                                       (Date)

                                                 /s/ Lisa H. Crump
                                      -----------------------------------------
                                                     (Signature)

                                                    Lisa H. Crump
                                      -----------------------------------------
                                                   (Name and Title)



                                Page 4 of 4 Pages